Exhibit 10.2

                                                         NEWS RELEASE

                                                         FOR IMMEDIATE RELEASE
                                                         April 15, 1997
LADD
Furniture, Inc.                                         Contact:  John J. Ong
                                                         (910) 888-6353
One Plaza Center  Box HP3                                E-mail: ong@nr.infi.net
High Point, NC 27261-1500


                 LADD REPORTS FIRST QUARTER PROFIT IMPROVEMENT

        HIGH POINT, NC -- LADD Furniture, Inc. today reported net earnings of $520,000 or $0.07 per share for the first quarter of fiscal 1997, compared to a net loss of $7.0 million or $0.91 per share in the comparable quarter of fiscal 1996. The 1996 first quarter loss was partially due to a $5.1 million pretax restructuring charge and $2.1 million in pretax losses attributable to two companies that were in the process of being divested.
        Net sales for this year's first quarter were $123.4 million, down from $135.3 million a year earlier. The first quarter sales decline largely reflects the inclusion of the net sales of the divestiture companies in the 1996 quarter and not in the 1997 quarter. Exclusive of the divested companies, first quarter net sales for 1997 were down $1.3 million or approximately 1 percent compared to the year-earlier period.
        LADD president and CEO Fred L. Schuermann, Jr. said, "This year started out on a weak sales note, with retail furniture demand quite soft on a nationwide basis. As a result, orders declined in the early part of the first quarter as our retail customers worked to control their inventories. While our order levels have improved since early 1997, business at retail is still less buoyant than we would have expected given the recent strength in U.S. housing activity and consumer confidence." Schuermann indicated he was satisfied with LADD's first quarter profit performance, given the sluggish quarterly sales figure, and said he remains positive regarding the outlook for the rest of the year. He added, "We are very pleased with the response we received to our new product offerings at the High Point International Home Furnishings Market, which began last week." He noted that the market has been a very successful one for LADD's individual companies, and said this should have a positive impact on overall sales in the second half of 1997.
        Executive vice president and chief financial officer William S. Creekmuir reported that LADD's total debt declined to $129.4 million at March 29, 1997 from $131.0 million three months earlier. "Despite an increase of $6.8 million in net operating working capital," Creekmuir said, "we were able to reduce total debt during the quarter through the application of $5.1 million of cash proceeds from the sale/leaseback of our Monroe, NC upholstery manufacturing facility during March, along with cash generated by operations." He

                                    - more -

                  The LADD family of fine furniture companies
         Lea Industries (bullet) American Drew (bullet) Clayton Marcus
     Barclay (bullet) American of Martinsville (bullet) Pennsylvania House
                                (bullet) Pilliod
added, "The working capital increase in the first quarter was primarily due to a $5.1 million increase in net shipments compared to the final three months of 1996, which increased accounts receivable, as well as increased inventories in our American of Martinsville contract business." Creekmuir pointed out that American of Martinsville is continuing to experience very strong sales and order growth, and has intentionally built inventories to meet this demand.
        Headquartered in High Point, NC, LADD is one of the largest North American manufacturers of residential furniture. The company markets its wide range of residential wood and upholstered furniture domestically under the major brand names American Drew, Barclay, Clayton Marcus, Lea, Pennsylvania House and Pilliod, and exports these same brand name products worldwide through LADD International. Under the American of Martinsville name, LADD is also one of the world's leading suppliers of guest room furniture to the hotel/motel industry, as well as to health care and assisted-living facilities, retirement homes and governmental and university dormitory markets. LADD also owns and operates LADD Transportation, a support company. LADD's stock is traded on the Nasdaq National Market under the symbol LADF.

TABLE FOLLOWS
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

LADD FURNITURE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (PRELIMINARY AND UNAUDITED)

                                                                              Quarter Ended
                                                              March 30, 1996               March 29, 1997
Net sales (1)                                                 $ 135,260,000                 123,368,000
Restructuring expense                                             5,149,000                        --
Earnings (loss) before interest and income taxes                 (8,999,000)                  3,858,000
Interest expense                                                  2,660,000                   3,005,000
Earnings (loss) before income taxes                             (11,659,000)                    853,000
Income tax expense (benefit)                                     (4,664,000)                    333,000
Net earnings (loss)                                           $  (6,995,000)                    520,000
Net earnings (loss) per common share                          $       (0.91)                       0.07
Weighted average number of
  common shares outstanding                                       7,724,770                   7,719,567

The 1996 first quarter results reflect the company's sale of its Fournier Furniture business effective February 26, 1996.

(1) Net sales by business group were as follows:
        Casegoods                          $ 72,343,000            68,550,000
        Upholstery                           34,769,000            31,573,000
        Contract                             17,546,000            23,245,000
        Divestiture companies                10,602,000                 --
                Total                      $135,260,000           123,368,000